SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
101 GORDON DRIVE
LIONVILLE, PA  19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Pharmaceutical Services, Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
West Pharmaceutical Services, Inc. 401(k) Plan
(formerly West Pharmaceutical Services, Inc. Savings Plan)

We have audited the accompanying statements of net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan (formerly West Pharmaceutical Services, Inc. Savings Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the West Pharmaceutical Services, Inc. 401(k) Plan (formerly West Pharmaceutical Services, Inc. Savings Plan) as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 25, 2008

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

		NONPARTICIPANT-	PARTICIPANT-
	TOTAL	DIRECTED	DIRECTED
DECEMBER 31, 2007

Investments, at fair value:
West Pharmaceutical Services, Inc. Common Stock	$34,150,064	$34,150,064	$-
Mutual funds	52,347,360	-	52,347,360
Collective Trust Fund	13,664,130	-	13,664,130
Participant promissory notes	1,610,495	-	1,610,495
Total Investments	101,772,049	34,150,064	67,621,985
Cash in money market fund	154,217	154,217	-
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	101,926,266	34,304,281	67,621,985
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(103,389)	-	(103,389)
NET ASSETS AVAILABLE FOR BENEFITS	$101,822,877	$34,304,281	$67,518,596

		NONPARTICIPANT-	PARTICIPANT-
	TOTAL	DIRECTED	DIRECTED
DECEMBER 31, 2006

Investments, at fair value:
West Pharmaceutical Services, Inc. Common Stock	$46,844,822	$46,844,822	$-
Mutual funds	45,699,333	-	45,699,333
Collective Trust Fund	11,895,649	-	11,895,649
Participant promissory notes	1,421,333	-	1,421,333
Total Investments	105,861,137	46,844,822	59,016,315
Cash in money market fund	250,376	250,376	-
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	106,111,513	47,095,198	59,016,315
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	114,468	-	114,468
NET ASSETS AVAILABLE FOR BENEFITS	$106,225,981	$47,095,198	$59,130,783

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		NONPARTICIPANT-	PARTICIPANT-
	TOTAL	DIRECTED	DIRECTED
DECEMBER 31, 2007

ADDITIONS:
Interest and dividend income	$5,638,319	$466,624	$5,171,695
Contributions
Employer	2,258,792	2,258,792	-
Employee	5,518,488	-	5,518,488
Net depreciation in fair value of investments (Note C)	(10,792,356)	(9,117,692)	(1,674,664)
Total Additions	2,623,243	(6,392,276)	9,015,519

DEDUCTIONS:
Plan withdrawals and liquidations	(6,934,717)	(2,037,359)	(4,897,358)
Plan expenses	(91,630)	(5,004)	(86,626)
Interfund transfers	-	(4,039,383)	4,039,383
Participant loan withdrawals	-	(316,895)	316,895
Total Deductions	(7,026,347)	(6,398,641)	(627,706)

NET (DECREASE) INCREASE	(4,403,104)	(12,790,917)	8,387,813

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of the year	106,225,981	47,095,198	59,130,783
End of the year	$101,822,877	$34,304,281	$67,518,596

		NONPARTICIPANT-	PARTICIPANT-
	TOTAL	DIRECTED	DIRECTED
DECEMBER 31, 2006

ADDITIONS:
Interest and dividend income	$3,328,716	$459,783	$2,868,933
Contributions
Employer	1,259,533	1,259,533	-
Employee	4,234,173	-	4,234,173
Net appreciation in fair value of investments (Note C)	27,984,536	24,287,639	3,696,897
Total Additions	36,806,958	26,006,955	10,800,003

DEDUCTIONS:
Plan withdrawals and liquidations	(4,178,436)	(1,491,535)	(2,686,901)
Plan expenses	(43,497)	(3,455)	(40,042)
Interfund transfers	-	(653,042)	653,042
Participant loan withdrawals	-	(333,404)	333,404
Total Deductions	(4,221,933)	(2,481,436)	(1,740,497)

NET INCREASE	32,585,025	23,525,519	9,059,506

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of the year	73,640,956	23,569,679	50,071,277
End of the year	$106,225,981	$47,095,198	$59,130,783

The accompanying Notes are an integral part of these statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A - Description of Plan

General

The West Pharmaceutical Services, Inc. Savings Plan is a defined contribution plan covering all full-time employees of West Pharmaceutical Services, Inc. (the "Company") who have completed three months of service and are at least eighteen years of age.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2007, the name of the plan was changed to West Pharmaceutical Services, Inc. 401(k) Plan (the “Plan”) and the Plan was amended and restated in compliance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), final 401(k) regulations, safe harbor regulations and the Pension Protection Act of 2006. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

Each year, participants may contribute up to 15% of pre-tax annual compensation and 12% of after-tax annual compensation, as defined by the Plan.  Total contributions may not exceed 20% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  The Plan currently offers twenty-two mutual funds and one collective trust fund as investment options for participants.

The Company matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions. Prior to January 1, 2007, participant contributions of up to 6% of compensation were matched 50% by the Company. All employer contributions are invested in West Pharmaceutical Services, Inc. common stock.

Effective January 1, 2007, any participant, who has at least three years of service, can elect to move any portion of their account that is invested in the Company’s common stock into other investment options available under the Plan. Prior to this amendment, only participants that had met certain age, vesting and holding requirements were allowed to invest their employer contributions in other available funds.

Additionally, effective April 1, 2007, any participant who directed their employer contributions into other investment options will also be permitted to reinvest those amounts in Company common stock. In no event, may a participant invest any portion of their elective deferral, catch-up or rollover contributions in common stock of the Company.

While the Company has not expressed any intent to discontinue its contributions, it is free to do so at any time, subject to penalties set forth in ERISA.  In the event such discontinuance results in the termination of the Plan, all participants will become 100% vested.

Participants' Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A - Description of Plan - continued

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The amended Plan also allows for the immediate 100% vesting of all employer contributions made after January 1, 2007. Employer contributions made prior to January 1, 2007 will retain the previous 5-year vesting schedule, as shown below.

Years of Continuous Service	Percent Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Forfeited Accounts
At December 31, 2007 and 2006, forfeited nonvested accounts totaled $40,173 and $59,026, respectively.  In 2007, $81,921 was used to pay administrative expenses. In 2006, $163,804 was used to reduce employer contributions and $35,435 was used to pay administrative expenses.

Participant Promissory Notes
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances.  The loans are secured by the balance in the participant's account.  Loan terms generally range from one to five years and bear interest at the Prime rate plus 1% as published in the Wall Street Journal on the first business day of each month following a change in the rate as determined on the date the loan is made.  At December 31, 2007, interest rates on outstanding loans ranged from 4.0% to 9.25%.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement.  Additionally, participants may make in-service withdrawals of after-tax and rollover contributions annually, and withdrawals after attaining age 59 ½ or upon a hardship. Generally, any benefit due shall be paid as soon as administratively feasible.

Plan Expenses
Certain expenses of the Plan are paid by the Company.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE B - Summary of Significant Accounting Policies - continued

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and collective trust funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. West Pharmaceutical Services, Inc. common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units of the Collective Trust Fund are valued at net asset value at year-end, based on the fair value of the underlying investments. Investment contracts are reported at fair value, with an appropriate adjustment to contract value for fully benefit-responsive contracts. Contract value represents contributions made to the collective trust fund, plus earnings, less participant withdrawals and administrative expenses. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are reflected on a trade-date basis.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

During 2006, the Plan adopted the Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). This FSP defines when an investment contract is considered fully benefit-responsive and provides guidance regarding financial statement presentation and disclosure of fully benefit-responsive investment contracts.

The Plan holds an investment in the Vanguard Retirement Savings Trust, a collective trust fund.  This trust fund invests in investment contracts issued by insurance companies and commercial banks and in investment contracts backed by high-quality fixed income securities.  The fund seeks to minimize exposure to credit risk by diversifying among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.

As required by the FSP, the Plan’s investment in the collective trust fund is included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit-responsive contracts at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value is reported to the Plan by the Vanguard Fiduciary Trust Company. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The average yield of the Vanguard Retirement Savings Trust was 4.21% and 3.99% for the years ended December 31, 2007 and 2006, respectively.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE C - Investments

The investments that represent 5% or more of the Plan's net assets are as follows:

	2007
	Number of Shares	Fair Value
West Pharmaceutical Services, Inc. Common Stock	841,342	$34,150,064	*
Vanguard 500 Index Fund Investor Shares	42,035	5,680,970
Vanguard Capital Opportunity Fund	141,720	5,218,140
Vanguard Morgan Growth Fund Investor Shares	458,928	8,967,448
Vanguard Windsor II Fund Investor Shares	479,598	14,992,248
Vanguard Retirement Savings Trust	13,560,741	13,560,741

	2006
	Number of Shares	Fair Value
West Pharmaceutical Services, Inc. Common Stock	914,402	$46,844,822	*
Vanguard Morgan Growth Fund Investor Shares	430,335	8,172,055
Vanguard Windsor II Fund Investor Shares	421,566	14,649,424
Vanguard Retirement Savings Trust	11,895,649	11,895,649

*Nonparticipant-directed.

During 2007 and 2006, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value by ($10,792,356) and $27,984,536 as follows:

	2007	2006
West Stock Fund	$(9,117,692)	$24,287,639
Mutual funds	(1,674,664)	3,696,897
	$(10,792,356)	$27,984,536

NOTE D - Related Party Transactions

The Plan invests in shares of mutual funds and a common trust fund managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC").  VFTC acts as Trustee for only those investments as defined by the Plan.  These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.  In addition, the West Pharmaceutical Services, Inc. common stock transactions also qualify as party-in-interest transactions.

NOTE E - Tax Status

The Plan obtained its latest determination letter on August 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE F - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$101,822,877	$106,225,981
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(114,468)
Net assets per Schedule H to the Form 5500	$101,822,877	$106,111,513

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to Schedule H of Form 5500:

2007
Net decrease per the financial statements	$(4,403,104)
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	114,468
Net loss per Schedule H of Form 5500	$(4,288,636)

NOTE G - Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and is effective for financial statements with plan years beginning after November 15, 2007. The adoption of this new accounting standard is not expected to have a significant effect on the Plan.

On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this new accounting standard is not expected to have a significant effect on the Plan.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
*	American Funds EuroPacific Growth Fund	Mutual Fund	$2,300,085	$2,511,359
*	Franklin Balance Sheet Investment Shares	Mutual Fund	1,324,039	1,264,847
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	2,299,076	2,175,338
*	Templeton Foreign Fund	Mutual Fund	1,020,774	1,058,929
*	Vanguard 500 Index Investor Shares	Mutual Fund	4,305,838	5,680,970
*	Vanguard Capital Opportunity Fund	Mutual Fund	3,916,762	5,218,140
*	Vanguard Explorer Fund	Mutual Fund	894,846	856,634
*	Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	728,357	811,371
*	Vanguard Growth and Income Fund Investor Shares	Mutual Fund	1,764,185	1,945,938
*	Vanguard Morgan Growth Fund Investor Shares	Mutual Fund	6,647,392	8,967,448
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	10	10
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	1,010	1,010
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	64	64
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	6,334	6,331
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	5,383	5,381
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	10	10
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	323	320
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	10	10
*	Vanguard Target Retirement Income	Mutual Fund	10	10
*	Vanguard Total Bond Market Index Fund	Mutual Fund	2,440,394	2,460,664
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	4,097,885	4,390,328
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund	13,030,729	14,992,248
*	Vanguard Retirement Savings Trust	Collective Trust Fund	13,560,741	13,560,741
*	West Pharmaceutical Services, Inc. Common Stock	Company Stock	14,234,837	34,150,064
*	Vanguard Prime Money Market Fund	Money Market Fund	154,217	154,217
	Participant Loans	4% - 9.25%	-	1,610,495
			$72,733,311	$101,822,877

*	Party-in-interest

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN
(formerly West Pharmaceutical Services, Inc. Savings Plan)
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS *
FOR THE YEAR ENDED DECEMBER 31, 2007

	PLAN EIN: 23-1210010
	PLAN NUMBER: 008

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset	(i) Net Gain

The Vanguard Group	West Pharmaceutical Services, Inc. Common Stock	$2,986,062	$-	$-	$2,986,062	$-

The Vanguard Group	West Pharmaceutical Services, Inc. Common Stock	-	6,659,288	2,224,514	6,659,288	4,434,774

*	Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the
Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST PHARMACEUTICAL SERVICES, INC. 401(k) PLAN

By: /s/ William J. Federici
William J. Federici Plan Administrator

Date:  June 25, 2008

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

F-1